UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
———————
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*
———————
VENTYX BIOSCIENCES, INC.
(Name of Issuer)
Common stock, par value $0.0001 per share
(Title of Class of Securities)
92332V107
(CUSIP Number)
Somasundaram Subramaniam
New Science Ventures
500 West Putnam Avenue, Suite 400
Greenwich, CT 06830
(212) 688-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to:

Leland S. Benton
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
(202) 739-3000
December 13, 2022
(Date of Event Which Requires Filing of this Statement)
———————
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92332V107	13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS NSV Investments I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 5,576,174
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 5,576,174
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,576,174
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92332V107	13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS NSV Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 9,931,780
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 9,931,780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,931,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92332V107	13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS NSV Partners III GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 9,931,780
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 9,931,780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,931,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 92332V107	13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS Somasundaram Subramaniam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 12,974,786
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 12,974,786
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,974,786
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92332V107	13D/A	Page 6 of 8 Pages

1	NAME OF REPORTING PERSONS NSV Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 1,387,584
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 1,387,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,387,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92332V107	13D/A	Page 7 of 8 Pages
This Amendment No. 2 (“Amendment No. 2”) amends the Statement of Beneficial Ownership on Schedule 13D jointly filed with the Securities and Exchange Commission (the “Commission”) by NSV Investments I, L.P., a Delaware limited partnership, NSV Partners III, LP, a Delaware limited partnership, NSV Partners III GP, LLC, a Delaware limited liability company, NSV Partners II, LLC, a Delaware limited liability company and Somasundaram Subramaniam, a United States citizen (collectively, the “Reporting Persons”), on October 29, 2021, and amended on September 21, 2022 (as amended, the “Schedule 13D”), with respect to the shares of common stock, par value $0.0001 per share (“Common Stock”), of Ventyx Biosciences, Inc. (the “Issuer”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D, which remains unchanged.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On December 13, 2022, each of (i) New Science Ventures Fund III (Offshore), LP, (ii) New Science Ventures Fund III, LP, (iii) NSV 2016 Opportunities Fund (Offshore), LP, (iv) NSV 2016 Opportunities Fund, LP, (v) NSV 2017 Opportunities Fund, LP, (vi) NSV 2018 New Horizons Fund, LP, (vii) NSV 2018 Opportunities Fund, LP, (viii) NSV 2019 Opportunities Fund, LP, (ix) NSV Growth Opportunities Fund, LP, and (x) NSV Master Limited Partnership II, LP ((i)-(x) collectively, the “NSV Affiliates”), which hold certain shares beneficially owned by the Reporting Persons, distributed shares of Common Stock to their respective general and limited partners (the “Non-Plan Distribution”) as follows:

(i)	New Science Ventures Fund III (Offshore), LP distributed 23,628 shares of Common Stock,
(ii)	New Science Ventures Fund III, LP distributed 74,960 shares of Common Stock,
(iii)	NSV 2016 Opportunities Fund (Offshore), LP distributed 9,745 shares of Common Stock,
(iv)	NSV 2016 Opportunities Fund, LP distributed 35,575 shares of Common Stock,
(v)	NSV 2017 Opportunities Fund, LP distributed 65,885 shares of Common Stock,
(vi)	NSV 2018 New Horizons Fund, LP distributed 831,236 shares of Common Stock,
(vii)	NSV 2018 Opportunities Fund, LP distributed 45,923 shares of Common Stock,
(viii)	NSV 2019 Opportunities Fund, LP distributed 972,719 shares of Common Stock,
(ix)	NSV Growth Opportunities Fund, LP distributed 134,011 shares of Common Stock, and
(x)	NSV Master Limited Partnership II, LP distributed 1,147,580 shares of Common Stock.

Additionally, on December 15, 2022, each of the NSV Affiliates entered into a separate NSV-Ventyx Distribution Plan with Jefferies LLC (each, a “Distribution Plan” and, collectively, the “Distribution Plans”), pursuant to which they will each distribute a portion of their Common Stock on a pro rata basis, without consideration, to their respective general and limited partners. The NSV Affiliates will each distribute 50% of the Common Stock subject to their respective Distribution Plan on or as soon as practicable after April 6, 2023, and the remaining 50% on or as soon as practicable after July 7, 2023. The shares of Common Stock to be distributed pursuant to the Distribution Plans shall be as follows:

(i)	New Science Ventures Fund III (Offshore), LP will distribute 24,112 shares of Common Stock,
(ii)	New Science Ventures Fund III, LP will distribute 76,481 shares of Common Stock,
(iii)	NSV 2016 Opportunities Fund (Offshore), LP will distribute 9,970 shares of Common Stock,
(iv)	NSV 2016 Opportunities Fund, LP will distribute 36,252 shares of Common Stock,
(v)	NSV 2017 Opportunities Fund, LP will distribute 67,220 shares of Common Stock,
(vi)	NSV 2018 New Horizons Fund, LP will distribute 759,878 shares of Common Stock,
(vii)	NSV 2018 Opportunities Fund, LP will distribute 46,874 shares of Common Stock,
(viii)	NSV 2019 Opportunities Fund, LP will distribute 883,579 shares of Common Stock,
(ix)	NSV Growth Opportunities Fund, LP will distribute 113,125 shares of Common Stock, and
(x)	NSV Master Limited Partnership II, LP will distribute 965,752 shares of Common Stock.

The foregoing description of the Distribution Plans is qualified in its entirety by reference to the form of Distribution Plan filed herewith as Exhibit D and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended as follows:

(a) As of December 16, 2022, the Reporting Persons may be deemed to beneficially own, in the aggregate, 12,974,786 shares of Common Stock, representing approximately 22.9% of the Issuer’s outstanding shares of Common Stock, based on 56,637,458 shares of Common Stock outstanding as of October 31, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2022.
(b) Somasundaram Subramaniam has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 12,974,786 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 12,974,786 shares.
Mr. Subramaniam is the majority member and managing member of NSV Partners II, LLC, and may be deemed to share with NSV Partners II, LLC voting and dispositive power over (i) the 186,107 shares owned by NSV Partners II, LLC, and (ii) the shares owned by each entity of which NSV Partners II, LLC is general partner, or an aggregate of 1,201,477 shares, constituting 2.1% of the Issuer’s shares outstanding based upon 56,637,458 shares outstanding. NSV Partners II, LLC, is the general partner of New Science Ventures Fund III, LP, New Science Ventures Fund III (Offshore), LP, NSV 2016 Opportunities Fund, LP, NSV 2016 Opportunities Fund (Offshore), LP, NSV 2017 Opportunities Fund, LP, and NSV Master Limited Partnership II, LP.
Mr. Subramaniam is the majority member and managing member of NSV Partners III GP, LLC, and may be deemed to share with NSV Partners III GP, LLC or NSV Partners III, LP voting and dispositive power over (i) the 418,914 shares owned by NSV Partners III, LP, and (ii) the shares owned by each entity of which NSV Partners III GP, LLC or NSV Partners III, LP is general partner, or an aggregate of 9,931,780 shares, constituting 17.5% of the Issuer’s shares outstanding based on 56,637,458 shares outstanding. NSV Partners III GP, LLC is the general partner of NSV Partners III, LP. NSV Partners III, LP, is the general partner of NSV 2018 New Horizons Fund LP, NSV Investments I, LP, NSV 2018 Opportunities Fund, LP, NSV 2019 Opportunities Fund, LP, NSV Growth Opportunities Fund, LP, NSV Investments III, LP, and NSV Investments II, LP.
Mr. Subramaniam is the majority member and managing member of NSV Management, LLC, and may be deemed to share voting and dispositive power over the shares owned by Life & Tech, for which NSV Management, LLC is the investment advisor, or 1,220,999 shares, constituting 2.2% of the Issuer’s outstanding shares based upon 56,637,458 shares outstanding.
Mr. Subramaniam is the majority member and managing member of New Science Ventures, LLC, and may be deemed to share voting and dispositive power over the shares owned by New Science Ventures, LLC, or 434,423 shares, constituting 0.8% of the Issuer’s shares outstanding based upon 56,637,458 shares outstanding.

The shares beneficially owned by the Reporting Persons consist of: (i) 186,107 shares owned by NSV Partners II, LLC, (ii) 418,914 shares owned by NSV Partners III, LP, (iii) 5,576,174 shares owned by NSV Investments I, LP, (iv) 965,752 shares owned by NSV Master Limited Partnership II, LP, (v) 888,440 shares owned by NSV 2019 Opportunities Fund, LP, (vi) 768,073 shares owned by NSV 2018 New Horizons Fund, LP, (vii) 1,220,999 shares owned by Life & Tech, (viii) 1,096,827 shares owned by NSV Investments III, LP, (ix) 998,099 shares owned by NSV Investments II, LP, (x) 434,423 shares owned by New Science Ventures, LLC, (xi) 133,629 shares owned by NSV Growth Opportunities Fund, LP, (xii) 84,232 shares owned by New Science Ventures Fund III, LP, (xiii) 74,032 shares owned by NSV 2017 Opportunities Fund, LP, (xiv) 51,624 shares owned by NSV 2018 Opportunities Fund, LP, (xv) 39,926 shares owned by NSV 2016 Opportunities Fund, LP, (xvi) 26,555 shares owned by New Science Ventures Fund III (Offshore), LP, and (xvii) 10,980 shares owned by NSV 2016 Opportunities Fund (Offshore), LP.

(c) Schedule A hereto sets forth certain information with respect to transactions by the Reporting Persons in shares of Common Stock during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended and supplemented to include the following:

As described in Item 4 of Amendment No. 2 to the Schedule 13D, on December 15, 2022, the NSV Affiliates each entered into Distribution Plans. The description of the Distribution Plans therein is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to include the following exhibit:

Exhibit	Description

D	Form of Distribution Plan.

CUSIP No. 92332V107	13D/A	Page 8 of 8 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 16, 2022

NSV Investments I, L.P.

By:	/s/ Tom Lavin
Name:	Tom Lavin
Title:	Partner

NSV Partners III, LP

By:	/s/ Tom Lavin
Name:	Tom Lavin
Title:	Partner

NSV Partners III GP, LLC

By:	/s/ Tom Lavin
Name:	Tom Lavin
Title:	Partner

Somasundaram Subramaniam

By:	/s/ Somasundaram Subramaniam*
Name:	Somasundaram Subramaniam

NSV Partners II, LLC

By:	/s/ Tom Lavin
Name:	Tom Lavin
Title:	Partner
*

This reporting person disclaims beneficial ownership of these reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that he is the beneficial owner of these securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).

Schedule A

Transactions in Shares of Common Stock in the last 60 days

The following table sets forth all transactions with respect to the shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of shares of Common Stock effected in the open market.

Name of Reporting Person	Date of Transaction	Number of Securities Sold	Price Per Share ($)
New Science Ventures Fund III, L.P.	11/7/2022	763	29.0794[1]
New Science Ventures Fund III (Offshore), L.P.	11/7/2022	240	29.0794[1]
NSV 2016 Opportunities Fund, L.P.	11/7/2022	361	29.0794[1]
NSV 2016 Opportunities Fund (Offshore), L.P.	11/7/2022	99	29.0794[1]
NSV 2017 Opportunities Fund, L.P.	11/7/2022	670	29.0794[1]
NSV 2018 New Horizons Fund, L.P.	11/7/2022	807	29.0794[1]
NSV 2018 Opportunities Fund, L.P.	11/7/2022	467	29.0794[1]
NSV 2019 Opportunities Fund, L.P.	11/7/2022	478	29.0794[1]
NSV Growth Opportunities Fund, L.P.	11/7/2022	50	29.0794[1]
New Science Ventures Fund III, L.P.	11/30/2022	27,754	29.0148[2]
New Science Ventures Fund III (Offshore), L.P.	11/30/2022	8,749	29.0148[2]
NSV 2016 Opportunities Fund, L.P.	11/30/2022	13,156	29.0148[2]
NSV 2016 Opportunities Fund (Offshore), L.P.	11/30/2022	3,618	29.0148[2]
NSV 2017 Opportunities Fund, L.P.	11/30/2022	24,393	29.0148[2]
NSV 2018 New Horizons Fund, L.P.	11/30/2022	29,340	29.0148[2]
NSV 2018 Opportunities Fund, L.P.	11/30/2022	17,010	29.0148[2]
NSV 2019 Opportunities Fund, L.P.	11/30/2022	17,406	29.0148[2]
NSV Growth Opportunities Fund, L.P.	11/30/2022	1,802	29.0148[2]
New Science Ventures Fund III, L.P.	12/1/2022	25,057	29.0074[3]
New Science Ventures Fund III (Offshore), L.P.	12/1/2022	7,900	29.0074[3]
NSV 2016 Opportunities Fund, L.P.	12/1/2022	11,879	29.0074[3]
NSV 2016 Opportunities Fund (Offshore), L.P.	12/1/2022	3,267	29.0074[3]
NSV 2017 Opportunities Fund, L.P.	12/1/2022	22,024	29.0074[3]
NSV 2018 New Horizons Fund, L.P.	12/1/2022	26,490	29.0074[3]
NSV 2018 Opportunities Fund, L.P.	12/1/2022	15,358	29.0074[3]
NSV 2019 Opportunities Fund, L.P.	12/1/2022	15,715	29.0074[3]
NSV Growth Opportunities Fund, L.P.	12/1/2022	1,627	29.0074[3]
NSV Partners III, L.P.	12/15/2022	153,175	33.6487[4]
NSV Partners III, L.P.	12/16/2022	146,825	32.9426[5]

(1)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $29.00 to $29.20. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(2)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $29.00 to $29.17. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(3)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $29.00 to $29.54. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(4)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $33.50 to $33.86. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(5)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.75 to $33.51. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Exhibit D

Form of NSV-Ventyx Stock Distribution Plan

This NSV-Ventyx Stock Distribution Plan (this “Distribution Plan”) is entered into on December 15, 2022, between [       ] (“NSV”) and Jefferies LLC (“Jefferies”), acting as agent for NSV.

Recitals

A. This Distribution Plan is entered into between NSV and Jefferies for the purpose of establishing a distribution plan that is intended by NSV to conform to the provisions of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

B. NSV is establishing this Distribution Plan in order to effect pro rata distributions, without consideration therefor and after taking into account the amount of shares of common stock, par value $.0001 (the “Stock”) of Ventyx Biosciences, Inc. (the “Issuer”) to be distributed to the General Partner of NSV (the “General Partner”) pursuant to Article [  ] of NSV’s limited partnership agreement, to the partners of NSV (the “Partners”) of an aggregate of [     ] shares of Stock in accordance with terms and conditions set forth herein (such distributions collectively, the “Distribution”).

NOW, THEREFORE, in consideration of the mutual agreements contained herein, the parties hereto hereby agree as follows:

Article I
NSV’s Representations, Warranties and Covenants

NSV represents, warrants and covenants to Jefferies as follows:

1.1. As of the date hereof, neither NSV nor any of its affiliates is aware of any material nonpublic information concerning the Issuer or its securities.  NSV is entering into this Distribution Plan in good faith and not as part of a plan or scheme to evade compliance with the federal securities laws.

1.2. The securities covered by this Distribution Plan are owned free and clear by NSV and are not subject to any agreement granting any pledge, lien, mortgage, hypothecation, security interest, charge, option or encumbrance or any other limitation on disposition, other than those which may have been entered into between NSV and Jefferies or imposed by the Securities Act of 1933, as amended (the “Securities Act”) and the rules promulgated thereunder.

1.3. While this Distribution Plan is in effect, NSV agrees not to alter or deviate from the terms of this Distribution Plan.

1.4. NSV agrees that neither it nor any of its affiliates shall, directly or indirectly, communicate any material nonpublic information relating to the Stock or the Issuer or any of its securities to any employee of Jefferies or its affiliates who is involved, directly or indirectly, in executing this Distribution Plan at any time while this Distribution Plan is in effect.  Any notice given to Jefferies pursuant to this Distribution Plan shall be given in accordance with Section 5.3.

1.5.   (a) NSV agrees to provide Jefferies with a certificate dated as of the date hereof and signed by the Issuer substantially in the form of Exhibit C hereto prior to or contemporaneously with the execution of this Distribution Plan.

(b) NSV agrees to notify Jefferies’s compliance office via email at the email address set forth in Section 5.3 below as soon as reasonably practicable if NSV or any of its affiliates become aware of the occurrence of any legal, contractual or regulatory restriction that is applicable to NSV or NSV’s affiliates that would prohibit the Distribution pursuant to the Distribution Plan (other than any such restriction relating to NSV’s possession or alleged possession of material nonpublic information about the Issuer or its securities).  Such notice shall indicate the anticipated duration of the restriction but shall not include any other information about the nature of the restriction or its applicability to NSV and shall not in any way communicate any material nonpublic information about the Issuer or its securities to Jefferies.

1.6.  NSV agrees to complete, execute and deliver to Jefferies a representation letter regarding Rule 144 dated as of the date hereof substantially in the form of Exhibit E hereto.

1.7.  (a) The Stock is being distributed pro rata, without consideration therefor and after taking into account the amount of Stock to be distributed to the General Partner pursuant to Article [  ] of NSV’s limited partnership agreement, to the Partners in accordance with the terms of NSV’s organizational documents.  NSV is “closely held” for the purposes of the federal securities laws.  The name and address of each Partner to whom Stock is to be distributed are set forth on Exhibit A and Exhibit B to this Distribution Plan.

(b) No Partner listed on Exhibit A to this Distribution Plan (collectively, the “Non-Affiliate Partners”) is, and at no time in the past three months has any such Partner been, an “affiliate” of the Issuer within the meaning of paragraph (a)(1) of Rule 144.  The account information for each Non-Affiliate Partner has been or will be provided to Jefferies in advance of the Initial Distribution Date (as defined below).

(c) The General Partner listed on Exhibit B to this Distribution Plan (the “Affiliate Partner”) may be deemed to be an “affiliate” of the Issuer. NSV acknowledges that the Stock to be distributed to the Affiliate Partner will continue to be restricted securities under Rule 144, notwithstanding the Distribution.

(d) NSV agrees to complete, execute and deliver to the Issuer and Jefferies a legend removal representation letter substantially in the form of Exhibit D to this Distribution Plan prior to the Initial Distribution Date.  NSV further agrees to arrange for the issuance of a legal opinion to the Issuer’s transfer agent authorizing the removal of any legends from the Stock to be distributed to the Partners listed on Exhibit A and Exhibit B to this Distribution Plan and to take such other actions as are necessary to cause the removal of such legends.

1.8.  There are no legal, contractual or regulatory restrictions applicable to NSV or NSV’s affiliates as of the date hereof that would prohibit NSV from entering into this Distribution Plan or prohibit the Distribution pursuant to this Distribution Plan.  The execution and delivery of this Distribution Plan by NSV and the transactions contemplated by this Distribution Plan have been duly authorized by NSV and will not contravene any provision of applicable law or any agreement or other instrument binding on NSV or any of NSV’s affiliates or any judgment, order or decree of any governmental body, agency or court having jurisdiction over NSV or NSV’s affiliates.

1.9.  NSV has consulted with NSV’s own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon Jefferies or any person affiliated with Jefferies in connection with, NSV’s adoption and implementation of this Distribution Plan.  Jefferies has made no representation and has no obligation with respect to whether this Distribution Plan or the transactions contemplated hereby qualify for the affirmative defense provided by Rule 10b5-1.  NSV acknowledges that Jefferies is not acting as a fiduciary of or an advisor to NSV.

1.10.  NSV agrees, until the date this Distribution Plan has been terminated, that NSV shall not (i) enter into a binding contract with respect to the purchase, sale or distribution of Issuer securities with another broker, dealer or financial institution (each, a “Financial Institution”), (ii) instruct another Financial Institution to purchase, sell or distribute securities of the Issuer, or (iii) adopt a plan for trading with respect to the Issuer’s securities other than this Distribution Plan, in each case, without prior notice to Jefferies.

1.11.    (a) NSV agrees to make all filings, if any, required under Sections 13(d), 13(g) and 16 of the Exchange Act and any similar foreign law, rules or regulations in a timely manner, to the extent any such filings are applicable to NSV.

(b) NSV agrees that NSV shall at all times prior to the date this Distribution Plan has been terminated, in connection with the performance of this Distribution Plan, comply with all applicable laws, including, without limitation, Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

1.12.     (a) NSV represents and warrants that the Stock to be distributed pursuant to this Distribution Plan is currently eligible for sale by NSV under Rule 144(b)(2), and would be currently eligible for sale by the Non-Affiliate Partners under Rule 144(b)(1) if NSV had previously distributed such Stock on a pro rata basis, without consideration, to the Partners.

(b) NSV agrees not to take, and agrees to cause any person or entity with which NSV would be required to aggregate sales of the Issuer’s securities pursuant to paragraph (a)(2) or (e) of Rule 144 not to take, any action that would cause the distribution hereunder not to meet all applicable requirements of Rule 144.

(c) NSV agrees to comply with Rule 144, including without limitation to the extent that Rule 144 may require NSV to file, amend and/or supplement one or more Forms 144 with the Securities and Exchange Commission from time to time during the Distribution or prior to the termination of this Distribution Plan.

1.13.  NSV acknowledges and agrees that NSV does not have, and shall not attempt to exercise, any influence over how, when or whether to effect the Distribution pursuant to this Distribution Plan.

1.14.  To NSV’s knowledge, following consultation with the Compliance Officer under the Issuer’s Insider Trading Policy, the Issuer’s equity securities are not currently subject to a blackout period.

Article II
Implementation of the Distribution Plan

2.1.   NSV hereby appoints Jefferies as its agent to effect the Distribution.  Subject to the terms and conditions of this Distribution Plan, Jefferies hereby accepts such appointment.

2.2.   (a) Subject to Section 2.2(c) below, Jefferies shall initiate the transfers from the Plan Account (as defined below) to effect: the initial Distribution on or as soon as practicable after April 6, 2023 (the “Initial Distribution Date”); and the second Distribution on or as soon as practicable after July 7, 2023 (the “Second Distribution Date,” and each of the Initial Distribution Date and the Second Distribution Date, a “Distribution Date”).

(b) In accordance with Section 2.2(c), Jefferies will initiate transfers to the Partners (i) effective on or as soon as practicable after the Initial Distribution Date, of 50% of the Stock in the Plan Account on such Distribution Date; and (ii) effective on or as soon as practicable after the Second Distribution Date, all Stock remaining in the Plan Account.

(c) Prior to each Distribution Date, NSV will provide Jefferies with the number of shares of Stock to be distributed to each Partner effective on or as soon as practicable after such Distribution Date such that each Partner will receive their pro rata share, after taking into account the amount of Stock to be distributed to the General Partner pursuant to Article [  ] of NSV’s limited partnership agreement, of the Stock in the Plan Account to be distributed effective on or as soon as practicable after such Distribution Date as contemplated by Section 2.2(b), and Jefferies shall initiate transfers from the Plan Account of such number of shares of Stock to an account in the name of (or for the benefit of) each Non-Affiliate Partner, and to NSV’s account at the Issuer’s transfer agent for the benefit of the Affiliate Partner, effective on or as soon as practicable after such Distribution Date. NSV shall cause the re-legending of the Stock that it receives for the benefit of the Affiliate Partner, and transfer it on the books of the Issuer’s transfer agent, appropriately legended to reflect its status as restricted securities under Rule 144, to a separate account on the books of the Issuer’s transfer agent in the name of the Affiliate Partner promptly upon receipt.

2.3.    Jefferies shall, within one business day after the transfers to Non-Affiliate Partners referred to in Section 2.2 above, provide the individuals identified in Section 5.3(c) below with confirmation of the applicable Distribution and such other information as they may reasonably require in order to permit timely compliance by NSV or its affiliates or Partners, as applicable, with the requirements of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

2.4.    The amount of Stock to be distributed to each Partner per Distribution shall be adjusted on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock or any change in capitalization with respect to the Issuer that occurs prior to the applicable Distribution Date.  NSV shall promptly advise (or cause the Issuer to advise) Jefferies of any such event.

2.5.    Jefferies shall not effect the Distribution hereunder at any time when:

(i) Jefferies, in its sole discretion, has determined that a market disruption, banking moratorium, trading suspension, outbreak or escalation of hostilities or other crisis or calamity has occurred that, in Jefferies’s judgment, make it impracticable for Jefferies to effect the Distribution;

(ii) Jefferies, in its sole discretion upon consultation with counsel (which may be in-house counsel), has determined that it is prohibited from doing so by a legal, contractual or regulatory restriction applicable to it or its affiliates or to NSV or NSV’s affiliates;

(iii) Jefferies has received notice from the NSV of the occurrence of any event contemplated by Section 1.5(b) above;

(iv) Jefferies has received notice from NSV to terminate the Distribution Plan in accordance with Section 3.1(a) below;

(v) Jefferies has received notice of the dissolution of NSV or the commencement or impending commencement of any proceedings in respect of or triggered by NSV’s bankruptcy or insolvency;

(vi) Jefferies has received notice that the Issuer or any other person has publicly announced a tender or exchange offer with respect to the Issuer’s securities or a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Issuer; or

(vii) Jefferies has received notice of suspension or termination of this Distribution Plan under Section 3.1.

2.6.   (a) As soon as practicable after the date of this Distribution Plan, NSV shall cause the Stock to be distributed pursuant to this Distribution Plan to be delegended and deposited into an account at Jefferies or a third-party broker dealer specified by Jefferies in the name of and for the benefit of NSV (the “Plan Account”) for subsequent distribution to the Partners on Exhibits A and B pursuant to this Distribution Plan.

(b) Prior to the date of this Distribution Plan or as soon as practicable thereafter (and in any event prior to the Initial Distribution Date), NSV shall cause each of its Non-Affiliate Partners to open an account with Jefferies or a third-party broker dealer for purposes of receiving the Distribution.

(c) To the extent that any Stock remains in the Plan Account upon termination of this Distribution Plan, NSV agrees to return such Stock promptly to the Issuer’s transfer agent for re-legending to the extent that such Stock would then be restricted in the hands of NSV.

2.7   Jefferies shall in no event deliver Stock to any Partner if Jefferies has not been provided with accurate and complete account information for such Partner.

Article III
Termination; Amendment of Distribution Plan

3.1.  (a) This Distribution Plan may be suspended or terminated by NSV or Jefferies at any time upon written notice sent to Jefferies or NSV, as the case may be, by sending an email to the address(es) set forth in Section 5.3 below.  NSV agrees that NSV shall not suspend or terminate this Distribution Plan except upon consultation with NSV’s own legal advisors; provided, however, that, in its reasonable judgment, the Issuer may terminate or suspend this plan at any time by sending written notice detailing the reason(s) for such termination or suspension to Jefferies, with a copy to NSV, at the email addresses set forth in Section 5.3 below.

(b) This Distribution Plan shall be suspended if Jefferies receives notice of the occurrence of any event contemplated by Section 1.5(b) above.

(c) Notwithstanding anything else in this Distribution Plan, Jefferies shall not be obligated to distribute Stock pursuant to this Distribution Plan at any time that Jefferies reasonably believes that NSV is not in compliance with Rule 144(h) of the Securities Act.

3.2.  This Distribution Plan shall terminate after completion of the Distribution of the Stock to be distributed on the Second Distribution Date.

3.3  NSV agrees that Jefferies will execute this Distribution Plan in accordance with its terms and will not be required to suspend or terminate the Distribution unless Jefferies has received notice from NSV in accordance with Section 3.1 on the date on which this Distribution Plan is to be suspended or terminated, or as otherwise contemplated herein.

3.4.  This Distribution Plan may be amended by NSV only upon the written consent of Jefferies and receipt by Jefferies of the following documents, each dated as of the date of such amendment:

(i)     a representation signed by the Issuer substantially in the form of Exhibit C hereto;

(ii)    a certificate signed by NSV certifying that the representations and warranties of NSV contained in this Distribution Plan are true at and as of the date of such certificate as if made at and as of such date; and

(iii)  a representation letter completed and executed by NSV substantially in the form of Exhibit E hereto.

Article IV
Indemnification; Limitation of Liability

4.1.  NSV agrees to indemnify and hold harmless Jefferies and its directors, officers, employees, agents and affiliates (collectively, “Indemnified Persons”) from and against all claims, losses, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim): (i) arising out of or attributable to actions taken or not taken by any of them under this Distribution Plan, except in the case of any claims, losses, damages or liabilities resulting from Jefferies’s or any other Indemnified Person’s gross negligence, bad faith or willful misconduct or breach by Jefferies of any of its agreements or obligations hereunder; (ii) arising out of or attributable to any breach by NSV of this Distribution Plan (including NSV’s representations and warranties); or (iii) any violation by NSV of applicable laws or regulations.  This indemnification will survive termination of this Distribution Plan.

4.2.  Notwithstanding any other provision of this Distribution Plan, neither Jefferies nor any of its directors, officers, employees, agents or affiliates shall be liable to NSV or any other person or entity as a result of actions taken or not taken by any of them under this Distribution Plan, except in the case of a liability resulting from Jefferies’s gross negligence, bad faith or willful misconduct or material breach by Jefferies of any of its agreements or obligations hereunder; (ii) for special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, including without limitation lost profits or lost savings, regardless of whether arising from breach of contract, warranty, tort, strict liability or otherwise, and even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen; or (iii) for any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond Jefferies’s reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God.”

Article V
General

5.1.  NSV and Jefferies acknowledge and agree that this Distribution Plan is a “securities contract,” as such term is defined in Section 741(7) of Title 11 of the United States Code (the “Bankruptcy Code”), entitled to all of the protections given such contracts under the Bankruptcy Code.

5.2.  This Distribution Plan constitutes the entire agreement between the parties with respect to this Distribution Plan and supersedes any prior agreements or understandings with regard to the Distribution Plan.

5.3.  (a) All notices to Jefferies under this Distribution Plan shall be given to the Jefferies’s Compliance Office in the manner specified by this Distribution Plan in writing via email at:

[                 ] and please Cc [                     ]

(b) All notices to NSV under this Distribution Plan shall be given to NSV in the manner specified by this Distribution Plan via email at [          ], with copies to [         ] and [     ].

(c) All reports of distributions by Jefferies on a given Distribution Date shall be given to each of:

Thomas Lavin
New Science Ventures
500 West Putnam Avenue, Suite 400
Greenwich CT, 06830
[                ]

and

Brenda Marex
New Science Ventures
500 West Putnam Avenue, Suite 400
Greenwich CT, 06830
[                 ]

with copies to:

Leland Benton
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave. NW
Washington, DC 20004
[               ]

and

Rob Wernli
Wilson Sonsini Goodrich & Rosati, P.C.
12235 El Camino Real
San Diego, CA 92130
[                ]

(d) All such notices and communications may be directed to such other or additional persons or such other addresses for any party or person as may be specified by like notice.

5.4.  This Distribution Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. The words “execution,” “signed” and “signature” and words of like import in this Distribution Plan or in any other certificate, agreement or document related to this

Distribution Plan (to the extent permissible) shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf,” “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including, without limitation, the Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act or the Uniform Commercial Code.

5.5.  If any provision of this Distribution Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation.  All other provisions of this Distribution Plan will continue and remain in full force and effect.

5.6.  This Distribution Plan shall be governed by and construed in accordance with the internal laws of the State of New York and may be modified or amended only by a writing signed by the parties hereto.

[Remainder of Page Intentionally Left Blank – Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have signed this Distribution Plan as of the date first written above.

JEFFERIES LLC

By:_________________________________
Name:
Title:

[ ]

By:_________________________________
Name:
Title:

EXHIBIT A

PARTNERS WHO ARE NOT AFFILIATE PARTNERS

Partner and Address
[ ]

EXHIBIT B

AFFILIATE PARTNER

Partner and Address
[ ]

EXHIBIT C

Issuer Representation

1.   No quarterly blackout period or special blackout period affecting [       ] (“NSV”) is presently in effect under the Insider Trading Policy of Ventyx Biosciences, Inc. (the “Issuer”). The NSV-Ventyx Stock Distribution Plan ( “Distribution Plan”) entered into on December 15, 2022, between NSV and Jefferies LLC, acting as agent for NSV has been pre-cleared by the Compliance Officer under the Issuer’s Insider Trading Policy.

2.   Upon delivery to the Issuer of an executed representation letter substantially in the form of Exhibit D to the Distribution Plan, the Issuer will promptly authorize its transfer agent to remove any legends with respect to the Stock to be distributed to the Partners listed on Exhibit A and Exhibit B to the Distribution Plan, with the understanding that the Stock to be distributed to the Partner listed on Exhibit B will continue to be restricted securities under Rule 144 notwithstanding the removal of such legends.

3.   All capitalized terms used in this Issuer Representation shall have the meanings ascribed to them in the Distribution Plan.

Dated:  As of December 15, 2022

By:     ____________________________
Name:
Title:

EXHIBIT D

Legend Removal Representation Letter

Date: December 15, 2022
Ventyx Biosciences, Inc.
662 Encinitas Blvd., Suite 250
Encinitas, California 92024
[            ]

Attention:  Christopher Krueger

Dear Sir/Madam:

[         ] (the “Partnership”) is the owner of common stock, par value $0.0001 (the “common stock”) of Ventyx Biosciences, Inc. (the “Company”) and intends to make two pro rata distributions of a portion of its common stock pursuant to the terms of its limited partnership agreement, without consideration therefor and after taking into account the amount of common stock to be distributed to the General Partner pursuant to Article [  ] of the Partnership’s limited partnership agreement, to the partners of the Partnership (collectively, the “Partners”). The common stock held by the Partnership is presently subject to transfer restrictions, and the Partnership desires to remove such restrictions from a portion of such common stock in order to effect the distribution of such common stock.

The Partnership hereby represents, warrants and agrees that:

1.
The account number at the Company’s transfer agent wherein the common stock of the Company is held by the Partnership (the “Account Number,” and such account, the “Account”), and the aggregate amount of common stock to be distributed from such Account, is as follows:

Account Number	Shares of Common Stock to be Distributed	Registered Holder
[ ]	[ ]	[ ]

The Partnership is the sole record owner of the common stock in the Account, which was acquired prior to the initial public offering of the Company. If there are a greater number of shares of stock in the Account than that proposed to be transferred at this time, it is understood that such remainder will remain in the Account, subject to the same restrictive notation on the books of the Company’s transfer agent as is currently affixed to the Account.

2.   The common stock held by the Partnership is a “restricted security” within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended, and will continue to be so long as held by or on behalf of the Partnership or other affiliates of the Company. A period of at least six months (as determined in accordance with paragraph (d) of

Rule 144) has elapsed since the date on which shares of common stock were most recently acquired from the Company or from an affiliate of the Company and, if acquired by purchase, since the date on which payment of the full purchase price was made.

3.   The Company is not, and has never been, a “shell company,” as described in paragraphs (i)(1)(i) and (ii) of Rule 144.

4.   The common stock is being distributed pro rata, without consideration therefor and after taking into account the amount of common stock to be distributed to the General Partner pursuant to Article [  ] of the Partnership’s limited partnership agreement, to the Partners. The Partnership is “closely held” for purposes of the federal securities laws.

5.   The distribution of the common stock will be made pursuant to the NSV-Ventyx Stock Distribution Plan entered into on December 15, 2022, between NSV and Jefferies LLC, acting as agent for the Partnership (the “Distribution Plan”), and in accordance with the provisions of Article II of the Distribution Plan.

6.   The name and address of each Partner are set forth on Schedules A and B to this letter. No Partner listed on Schedule A is, and at no time in the past three months has any such Partner been, an “affiliate” of the Company within the meaning of paragraph (a)(1) of Rule 144. The Partner listed on Schedule B to this letter (the “Affiliate Partner”) may be deemed to be an “affiliate” of the Company. The Partnership acknowledges that the common stock to be distributed for the benefit of the Affiliate Partner will continue to be restricted securities under Rule 144.

The Company, its counsel and its transfer agent, and Morgan, Lewis & Bockius LLP, may rely upon the statements, representations and warranties made herein as if this letter had been addressed to them.

Very truly yours,

[       ]
By:_____________________________
Name:
Title:

Schedule A

(Non-Affiliate Partners)

Partner and Address

Schedule B

(Affiliate Partner)

Partner and Address

EXHIBIT E

NSV Representation Letter for Distribution of Restricted Securities Under Rule 144

Jefferies LLC
520 Madison Avenue
New York, NY 10022

December 15, 2022

Ladies and Gentlemen:

In connection with the order of [       ] (“NSV”) to distribute shares of common stock, par value $.0001 per share (the “Stock”), of Ventyx Biosciences, Inc. (the “Issuer”), through you as broker for its account pursuant to the NSV-Ventyx Stock Distribution Plan, dated as of December 15, 2022 (the “Distribution Plan”), intended by NSV to conform to the provisions of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), NSV advises you as follows:

1.   NSV is an affiliate of the Issuer.

2.   NSV has verified that the most recent report, quarterly or annual, which is required to be filed by the Issuer with the Securities and Exchange Commission, has been filed.  The report contains a statement that the Issuer has filed with the Securities and Exchange Commission all reports required to be filed by the Issuer under Section 13 or Section 15(d) of the Exchange Act during the preceding 12 months.

3.   NSV confirms that it has been the beneficial owner of the Stock for a period of at least six months as provided in paragraph (d) of Rule 144.

4.   NSV confirms that it has no sell orders open for shares of Stock with any other broker or Financial Institution.  NSV has made no payments to any other person in connection with your execution of its distribution under the Distribution Plan.  This distribution is not part of a distribution of any securities on the Issuer’s behalf, and NSV is not an underwriter with respect to the Stock.

5.   All capitalized terms used in this letter shall have the meanings ascribed to them in the Distribution Plan.

The undersigned agrees to notify Jefferies immediately pursuant to the Distribution Plan if any of the above representations become inaccurate before the distribution is completed.

Very truly yours,

[      ]

By:_____________________________
Name:
Title: